SouthTrust Mortgage Corporation
(A Wholly Owned Subsidiary of SouthTrust Bank)

Independent Account's Report on Compliance with
Minimum Servicing Standards Identified in the
Mortgage Bankers Association of America Uniform
Single Attestation Program (USAP), and
Management's Commpliance Assertion
December 31, 2003


KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Accountants' Report

SouthTrust Mortgage Corporation:


We have examined management's assertion,that SouthTrust
Mortgage Corporation ( a Wholly owned subsidiary of SouthTrust Bank) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 2003. Management is responsible for SouthTrust Mortgage Corporation's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified
Public Accountants and, accordingly, included examining, on a test basis, evidence about SouthTrust Mortgage Corporation's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on SouthTrust Mortgage Corporation's compliance compliance with the minimum servicing standards.

In our opinion, management's assertion that SouthTrust Mortgage
Corporation complied with the aforementioned minimum servicing standards,except for the matter disclosed in Exhibit I, during the year ended December 31, 2003 is fairly stated, in all material respects.


/s/KPMG LLP


March 5, 2004


SouthTrust Mortgage
210 Wildwood Parkway
Birmingham, Alabama 35209
Telephone 205-667-8100

As of and for the year ended December 31, 2003, SouthTrust Mortgage Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Banker,except as disclosed in the applicable servicing letters. As of and for this same period, SouthTrust Mortgage Corporation had in effect fidelity bond and errors and omissions policies in the amount of $50,000,000 and $8,000,000, respectively.

/s/Wade O. King
Wade O. King
President & Chief Executive Officer

Date: 3/23/04

/s/Michael D. Newton
Michael D. Newton
Senior Vice President & Chief Financial Officer

Date: 3/23/04


Exhibit I

SouthTrust Mortgage Corporation
(A Wholly Owned Subsidiary of SouthTrust Bank)
Schedule of Findings and Audit Resolution

December 31, 2003

Matter # 1

The Company is required to resolve reconciling items related to the cusotdial bank account reconciliation within 90 calendar days of their original identification. Testing in the current year identified unresolved reconciling items greater than 90 days for three of the selected escrow accounts.

Managemnet Response

Management agrees with this finding. In the third quarter of 2003, a Service Level Agreement was created between SouthTrust Bank and SoutTrust Mortgage Corporation. This Service Level Agreement identifies reconciliation issues that should be cleared before the specified date (Investor/Company guidelines).

Matter #2

Mortgage payments identified as loan pay-offs should be allocated in accordance with the mortgagor's loan documentation. Testing could not be performed for two of the loan pay-offs selected because the loan documentation could not be located.

Management Response

Management agrees with this finding. We have now put into place a safeguard to prevent files from not being recorded in the archived files log before they are sent offsite. The contents listing will be checked before the box is released to go offsite to ensure the number of files in the box is the same number of files listed. When the listed is keyed into the databasem the same procedure will be used to ensure the number of files keyed is the same number on the listing. This new process should assist us in locating paid-in-full files.

Matter #3

Escrow accounts should be analyzed, in accordance with the mortgagor's loan documents, on at least an annual basis.
Three of the loans selected for testing did not have escrow account analysis within the past 365 days
(as of December31, 2003).

Management Response

Management agrees with the findings. Procedure were in place to prevent this from occurring, but due to clerical oversight the accounts were not analyzed.